EXHIBIT 4.1

DESCRIPTION OF EQUITY SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT

Washington Trust Bancorp, Inc. (the “Corporation”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.0625 par value per share (the “Common Stock”). The Corporation’s Common Stock is traded on NASDAQ Stock Market under the symbol “WASH.”

The following is a description of the material terms and provisions of the Corporation’s Common Stock. It may not contain all the information that is important to you. Therefore, you should read the Corporation’s articles of incorporation and by-laws, each as amended to date, which are attached as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

General
Under the Corporation’s articles of incorporation, the Corporation has authority, without further shareholder action, to issue up to 60,000,000 shares of Common Stock. The Corporation’s Board of Directors must approve the amount of Common Stock the Corporation sells and the price for which it is sold. Holders of the Corporation’s Common Stock do not have preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that the Corporation may issue. The Corporation’s Common Stock does not have any redemption or sinking fund provisions or any conversion rights.

Dividends
Holders of the Corporation’s Common Stock are entitled to receive dividends if and when they are authorized and declared by the Corporation’s Board of Directors out of any funds legally available for dividends.

Voting Rights
Except as otherwise required by law or by the terms of any other class or series of stock, holders of the Corporation’s Common Stock have the exclusive power to vote on all matters presented to the Corporation’s shareholders, including the election of directors. Holders of the Corporation’s Common Stock are entitled to one vote per share. Holders of the Corporation’s Common Stock elect the Corporation’s Board of Directors and act on other matters as are required to be presented to them under Rhode Island law or as are otherwise presented to them by the Corporation’s Board of Directors. There is no cumulative voting in the election of the Corporation’s directors.

All matters to be voted on by shareholders, other than the election of directors, must be approved by a majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present. In elections of directors, a plurality voting standard will apply.

Preemptive Rights.
Holders of the Corporation’s Common Stock do not have preemptive rights under the Corporation’s articles of incorporation or by-laws.

Liquidation/Dissolution Rights.
In the event the Corporation is liquidated, dissolved or its affairs are wound up, holders of shares of Common Stock are entitled to receive, in cash or in kind, in proportion to their holdings, the assets that the Corporation may legally use to pay distributions after it pays or makes adequate provision for all of the Corporation’s debts and liabilities.

Restrictions on Ownership.
The Bank Holding Company Act of 1956, as amended, or the “BHCA,” requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve prior to the acquisition of more than 5% of the Corporation’s Common Stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the Corporation’s Common Stock under the Change in Bank Control Act. Any holder of 25% or more of the Corporation’s Common Stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over the Corporation, may be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, Rhode Island law requires the prior approval of the Superintendent of the Rhode Island Department of Business Regulation, Banking Regulation Division for (i) the acquisition of more than 5% of the voting shares of a Rhode Island financial institution or Rhode Island Bank or any financial institution holding company that controls a Rhode Island financial institution or Rhode Island bank by certain banking entities, or (iii) the acquisition by a Rhode Island financial institution or Rhode Island bank or a Rhode Island financial institution holding company of more than 5% of the voting shares of a financial institution or a foreign bank.